02007521

SO 3-11-02

K9

ECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO. 8-49730

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) **AND ENDING** 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harris Investor Services LLC
~~CFSB*direct*~~ LLC

RECD S.E.C.
MAR 0 1 2002

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

Harborside Financial Center –501 Plaza 2
(No. and Street)

Jersey City	New Jersey	07311
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Aschoff — (201) 308-3478
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

(ADDRESS) State	757 Third Avenue	New York	10017
	Number and Street	City	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 2 0 2002
THOMSON FINANCIAL

****Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).***

K9 3/19

STATE OF NEW YORK)
COUNTY OF NEW YORK) SS:

I, Scott Aschoff, being duly authorized and sworn, affirm that I am an officer of CSFBdirect LLC and, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules of the Company for the year ended December 31, 2001 are true and correct. I further represent that neither the Limited Liability Company nor any director or principal officer has any proprietary interest in any account classified solely as that of a customer.



Scott Aschoff
Chief Financial Officer

Subscribed and sworn to before me
this 31st day of January, 2002.



Notary Public

LAURA MONDESIR
Notary Public, State of New York
No. 01MO5026252
Qualified in Kings County
Cert. Filed in New York County
Commission Expires April 11, 20 02




RECD S.E.C.
MAR 1 2002
080

CSFB*direct* LLC
(formerly CSFB*direct* Inc.)
(An indirect wholly owned subsidiary of Credit Suisse First Boston (USA), Inc.)

Statement of Financial Condition

December 31, 2001

(With Independent Auditors' Report Thereon)



345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Member of
CSFB*direct* LLC:

We have audited the accompanying statement of financial condition of CSFB*direct* LLC (formerly CSFB*direct* Inc.), as of December 31, 2001, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 1 and Note 8, the Company was sold on February 1, 2002.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of CSFB*direct* LLC at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 1, 2002



CSFB*direct* LLC

(formerly CSFB*direct* Inc.)

(An indirect wholly owned subsidiary of Credit Suisse First Boston (USA), Inc.)

Statement of Financial Condition

December 31, 2001

(in thousands)

ASSETS

Cash and cash equivalents	$ 55,693
Deposit with affiliated clearing broker	250
Receivables from brokers, dealers and other, net	1,047
Financial instruments owned, at market value	33
Office facilities, at cost (net of accumulated depreciation and amortization of $1,237)	2,883
Other assets	1,458
Total Assets	$ 61,364

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Payable to affiliates, net	$ 17,797
Accounts payable and accrued expenses	16,205
Financial instruments sold, not yet purchased, at market value	253
Total liabilities	34,255
Member's Equity:	
Member's contributions	103,752
Accumulated deficit	(76,643)
Total member's equity	27,109
Total Liabilities and Member's Equity	$ 61,364

See accompanying notes to statement of financial condition.

1. Summary of Significant Accounting Policies

CSFB*direct* LLC (the "Company") is a wholly owned subsidiary of CSFB*direct* Holdings Inc. (the "Parent") which is a wholly owned subsidiary of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJSC"), which is a wholly owned subsidiary of Credit Suisse First Boston (USA), Inc. ("CSFB (USA)"), (formerly Donaldson, Lufkin & Jenrette, Inc.). On December 19, 2001, the Company converted from a Delaware corporation under the name of CSFB*direct* Inc. to a single member Delaware Limited Liability Company, changing its name to CSFB*direct* LLC. CSFB (USA) was acquired by Credit Suisse Group ("CSG") on November 3, 2000, and became an indirect, wholly owned subsidiary of CSG ("the acquisition"). CSG accounted for the acquisition using the purchase method of accounting. No adjustments of the historical carrying values of the Company's assets and liabilities to reflect the acquisition were recorded in the Company's historical financial statements. Similarly, although the acquisition gave rise to goodwill, none of this goodwill was "pushed down" to the Company, and thus goodwill associated with the acquisition will not affect the Company's statement of financial condition, on a separate company basis. CSFB (USA) announced on November 28, 2001 that it reached an agreement to sell CSFB*direct* LLC (formerly CSFB*direct* Inc), to Bank of Montreal. The price was $520 million and the transaction closed on February 1, 2002. The Bank of Montreal also signed a multi year agreement for a CSFB (USA) affiliate to provide clearing and technology services.

The Company, a registered broker-dealer, is in the business of providing brokerage services for retail customers, principally through online systems developed by an affiliate. The Company offers to its customers a wide variety of investment research, news, quotes, charts, and other tools through various programs, and, to certain qualified investors, access to lead-managed initial public offerings of broker-dealer affiliates of CSFB (USA).

To prepare the statement of financial condition in accordance with accounting principles generally accepted in the United States of America, management must estimate certain amounts that affect the reported assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Substantially all of the Company's financial assets and liabilities are carried at market or fair value or are carried at amounts, which approximate fair value because of their short-term nature. Fair value is estimated at a specific point in time, based on relevant market information.

Cash equivalents include all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less.

Receivables from brokers, dealers and other, net in the accompanying statement of financial condition primarily consists of revenues earned from customer transactions, net of an estimated allowance for doubtful accounts.

Office facilities are carried at cost and are depreciated on a straight-line basis over the estimated useful lives of the related assets ranging from three to eight years. Leasehold improvements are amortized over the lesser of the useful life of the improvement or the term of the lease.

The Company is included in the consolidated Federal income tax return of Credit Suisse First Boston, Inc. ("CSFBI"), the immediate parent of CSFB (USA) for the period January 1, 2001 through December 19, 2001, the date on which the Company was converted to a single member limited liability company. As a single member limited liability company, the Company is not itself subject to tax. Rather, the Company will be included with its Parent in the federal consolidated and state and local combined tax returns of CSFBI. Pursuant to a tax sharing arrangement with its Parent, the Company has been credited with tax benefit on its loss for the year as if the Company filed on a stand-alone basis.

2. Related Party Transactions

Payable to affiliates include the net balance resulting from receipts and funding of disbursements on behalf of the Company by an affiliate and fees charged to the Company for program support and maintenance services provided by an Internet technology affiliate.

Pursuant to a clearing agreement between the Company and DLJSC, all securities transactions of the Company are cleared on a fully disclosed basis through DLJSC. In connection therewith, the Company has $250,000 as a security deposit with DLJSC at December 31, 2001.

Employees of the Company participate in the defined contribution employee benefit plan of CSFBI, the parent of CSFB (USA). Certain key employees of the Company participate in various deferred compensation arrangements, as well as other non-qualified plans, which are funded by insurance contracts.

3. Net Capital

The Company is a registered broker-dealer and a member of the National Association of Securities Dealers, Inc. ("NASD") and, accordingly, is subject to the minimum net capital requirements of the Securities and Exchange Commission and the NASD. As such, it is subject to the NASD's net capital rule, which conforms to the Uniform Net Capital Rule pursuant to rule 15c3-1 of the Securities Exchange Act of 1934. As a broker-dealer who does not carry customer accounts, under the alternative method permitted by this rule, the required net capital, as defined, shall not be less than $250,000. At December 31, 2001, the Company's net capital of $19.8 million was in excess of the minimum requirement by $19.6 million.

4. Income Taxes

The Company records the settlement of all current and deferred income taxes in the intercompany account with CSFB (USA) under a tax sharing arrangement.

The tax effects of temporary differences that give rise to significant portions of the deferred tax asset, which is settled through the intercompany account with CSFB (USA), at December 31, 2001 are as follows:

	Amount
Deferred tax assets:	
Deferred compensation and accrued expenses	$2,262
Office facilities and other	124
Total deferred tax assets	$2,386

Management has determined that the realization of the recognized net deferred tax asset of $2.4 million at December 31, 2001 is more likely than not, based ultimately on anticipated future taxable income. The Company also is a participant in CSFB (USA) and CSFBI planning strategies, which may enhance its ability to utilize these tax benefits. As a result, at December 31, 2001 a valuation allowance has not been recorded against deferred tax assets. However, if estimates of future taxable income are reduced, the amount of the deferred tax assets considered realizable could also be reduced.

5. Leases, Commitments and Contingent Liabilities

The Company leases substantially all of its office space and equipment under cancelable and non-cancelable lease agreements through or with an affiliate. Such leases expire on various dates through 2017.

At December 31, 2001, non-cancelable leases in excess of one year, excluding escalation and renewal options, had the following minimum lease commitments:

	(In thousands)
2002	$ 22,644
2003	21,055
2004	18,887
2005	17,672
2006	16,196
2007-2017	50,334
Total	$ 146,788

Management of the Company is not aware of any legal proceedings or other matters arising out of its activities as a broker-dealer in securities that would result in a material adverse effect on the Company's financial position or results of operations.

6. Concentrations of Credit Risk

In the normal course of business, the Company's affiliated clearing broker makes loans to the Company's customers collateralized by customer securities. The affiliated clearing broker extends credit for the customer margin accounts of the Company. In permitting the customers to purchase securities on margin, the Company is exposed to the risk of a market decline that could reduce the value of the collateral held to below the customers' indebtedness before the collateral can be sold, which could result in losses to the Company. The Company seeks to control the risk associated with its customer activities by making credit inquiries when establishing customer relationships and by monitoring customer trading activity.

Credit risk is the amount of accounting loss the Company would incur if a counterparty failed to perform its obligations under contractual terms. Substantially all of the clearing and depository operations for the Company are performed by its affiliated clearing broker pursuant to a clearance agreement. The affiliated clearing broker reviews as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes.

7. Subsequent Events

On January 31, 2002, the Company purchased fixed assets, which it previously had been leasing from an affiliate as part of the sale to Bank of Montreal. The purchase price of the assets was $3.1 million, which approximated fair value.

In January 2002, prior to the closing of the sale to Bank of Montreal, the Company received a capital contribution of $5.0 million from its parent, and paid down $17.8 million in payables to affiliates, and $7.4 million of accrued expenses financed by the sale/liquidation of cash equivalents.

On February 1, 2002, the Company was sold to the Bank of Montreal for $520 million.

CSFBdirect, LLC
Computation of Net Capital
Pursuant to Rule 15c3-1
As of December 31, 2001
(in thousands)

Member's equity	$ 27,109
Subordinated borrowings	-
Other or allowable credits	-
Total	27,109
Nonallowable assets and miscellaneous capital charges:	
Receivables from brokers, dealers and other	2,463
Investment in and receivables from affiliate	48
Fixed assets, (net)	2,883
Other deductions and/or charges	1,444
Total	6,838
Net capital before haircuts on securities positions	20,271
Haircuts on securities positions	(452)
Net capital	19,819
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note A	250
Capital in excess of minimum requirements	$ 19,569

NOTE (A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1.) Minimum dollar net capital requirement, or
2.) 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

NOTE - There are no material differences between the amounts presented above and the amounts included in CSFB*direct* LLC's unaudited FOCUS Report of December 31, 2001 as filed on January 25, 2002. Therefore, no reconciliation of the two computations is deemed necessary.



345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Required by
SEC Rule 17a-5

The Member of
CSFB*direct* LLC:

In planning and performing our audit of the financial statements of CSFB*direct* LLC (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 1, 2002